April 29, 2005

DESCRIPTION OF ISSUANCE, TRANSFER AND REDEMPTION PROCEDURES FOR INSTITUTIONAL VARIABLE LIFE INSURANCE POLICIES ISSUED BY THE TRAVELERS INSURANCE COMPANY

This document sets forth the administrative procedures, as required by Rule 6e-3(T)(b)(12)(iii), that will be followed by The Travelers Insurance Company (the "Company") in connection with the issuance of the institutional flexible premium variable life insurance policies identified below (the "Policies"), the acceptance of premium payments thereunder, the transfer of assets held thereunder, and the redemption by owners of the Policies ("Owners") of their interests in the Policies. The document also describes the method that the Company will use in adjusting the payments and cash values when a Policy is exchanged for a fixed benefit insurance policy, as required by Rule 6e-3(T)(b)(13)(v)(B). Capitalized terms used herein have the same definition as in the prospectuses for the Policies.

This document applies to the following Policies:

Travelers Corporate Owned Variable Universal Life Insurance, SEC File No. 333-71349

Travelers Corporate Owned Variable Universal Life Insurance 2000, SEC File No. 333-94779

Travelers Life & Annuity Corporate Owned Variable Universal Life Insurance III, SEC File No. 333-94779

Travelers Corporate Benefit Life, SEC File No. 333-64364

Travelers Life & Annuity Corporate Select, SEC File No. 333-105335

Travelers Life & Annuity Corporate Owned Variable Universal Life Insurance, SEC File No. 333-113533


I. PROCEDURES RELATING TO PURCHASE AND ISSUANCE OF POLICIES AND ACCEPTANCE OF PREMIUM PAYMENTS

A. OFFER OF THE POLICIES, APPLICATION, AND ISSUANCE.

OFFER OF POLICIES. The Policies are offered and issued to corporate and trust applicants for Premium Payments pursuant to underwriting standards in accordance with state insurance laws. Premium Payments for the Policies are not the same for all Owners selecting the same Stated Amount. Insurance is based on the principle of pooling and distribution of mortality risks, which assumes that each Owner pays Premium Payments commensurate with the Insured's mortality risks as actuarially determined using factors such as age, sex, method of underwriting and rate class of the Insured. Uniform Premium Payments for all Insureds would discriminate unfairly in favor of those Insureds representing greater risk. Although there is no uniform Premium Payment for all Insureds, there is a uniform Premium Payment for all Insureds of the same rate class, age, and sex and same Stated Amount. (Age is determined to be the Insured's age as of his or her last birthday on the Policy Date.)

APPLICATION. Individuals and entities wishing to purchase Policies must complete an application and submit it to the Company through an authorized agent who is also a registered representative of a broker-dealer having a selling agreement with the principal underwriter broker-dealer for the Policy. The application must specify the name of each Insured and provide certain required information about Insureds. The application must also specify an initial Stated Amount (which must be not less than $50,000) for each Insured. Before an application will be deemed complete so that underwriting can proceed, the application must include the applicant's signature and each Insured's date of birth. In addition, the applicant must submit a signed form from each Insured consenting to the applicant's purchase of insurance on his or her life and providing certain basic information about the Insured (e.g., social security number, date of birth, smoker status, simple health questions). Provided that it is satisfied that appropriate security measures exist to protect confidential information, the Company may permit arrangements with distributors to gather and transmit Insureds' consents by electronic means, e.g. secure websites along with the use of randomly designated IDs. The Company date- and time-stamps the application and related materials upon receipt.

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UNDERWRITING. Upon receipt of a completed application in good order, the Company will follow underwriting procedures for life insurance designed to determine whether the proposed Insured is insurable, and to identify the corporate or trust applicant's identity, source of income and financial stability. With respect to individual Insureds, the underwriting process may involve such verification procedures as medical examinations and may require that further information be provided about the proposed Insured before a determination can be made. The underwriting process determines the rate class to which the Insured is assigned if the application is accepted. The Company currently places Insureds in the following rate classes: a male or female, or unisex rate class; a smoker or nonsmoker, or unismoke rate class; and standard or substandard rate class.
The original rate class applies to the initial Stated Amount. The rate class may change upon an increase in the Stated Amount.

Currently, the Company has two basic underwriting procedures: simplified underwriting and medical. (Alternatively, for corporate applicants meeting certain underwriting guidelines - e.g. minimum 25 employees, 100% participation required - the Company may also follow guaranteed issue procedures that do not require underwriting procedures designed to determine insurability.) Simplified underwriting involves no separate medical examination. It is available for cases with a minimum of 10 employees. 100% employee participation is required. The maximum issue age is 70; proposed Insureds age 61-70 are limited to 60% of the maximum simplified issue amount.

If an application does not qualify for simplified underwriting (or guaranteed issue), or if a Policy will not be issued as a result of a completed simplified underwriting process, the Company has the option to perform further underwriting as to the proposed Insured. The Company will check information on file with the Medical Information Bureau (a clearinghouse for member insurance companies), and a member of the Company's underwriting department will call the proposed Insured and ask a pre-determined set of medical and other insurability questions (the application's "Part II"). Depending on the age and sex of the proposed Insured, such items as medical exams, blood tests, EKG and inspection reports may be ordered. The Company's underwriting parameters are documented. If the application meets the Company's underwriting parameters, a Policy in the amount and in the risk class applied for will be issued. See "Issuance of a Policy" below. If the application does not meet the Company's underwriting parameters for Policy issuance, the application will be declined, and a declination letter will be sent to the applicant explaining why the application was declined. If the application does not meet the Company's underwriting criteria for the Policy applied for, but it still meets the Company's parameters for Policy issuance, the Company may issue a Policy on terms other than as applied for. In this instance, the Company will send an adverse underwriting action letter to the applicant along with the offered Policy.

The Institutional Life Products team's current policy is not to accept Premium Payments until underwriting approval is received. Assuming the application is otherwise in good order, processing of the application and underwriting will commence, as described above, even though Premium Payments are not submitted.

In addition to the foregoing procedures, before the Company will issue a Policy, it, on behalf of the underwriting broker-dealer, must take certain steps to comply with federal laws intended to combat terrorism and money laundering. The Company will conduct a screen of each Owner, applicant and Insured name as against the list maintained by the U.S. Department of Treasury's Office of Foreign Asset Control (OFAC). If a positive identification is made, the Company may be required to (i) reject and report the transaction, or (ii) block the transaction, place the funds or assets in a separate blocked transaction account, and report the matter to OFAC. These procedures will be followed in connection with all Premium Payments, all loan transactions, all assignments and other Policy changes, and payment of any surrender or Death Benefit proceeds. In keeping with its required anti-money laundering program, the Company and its broker-dealer will regularly monitor Policy transactions for suspicious activity and other violations of anti-money laundering laws, rules, and regulations. The Company will not accept cash or currency equivalent bearer instruments.

The Company will participate in the exchange of an existing life insurance policy for a Company Policy, which exchange would qualify under the Internal Revenue Code section 1035 as a tax-free exchange, as long all proper disclosure and replacement forms have been completed and submitted.

ISSUANCE OF A POLICY. When the underwriting process has been completed, and the application has been approved, the Company issues the Policy. The Policy Date will be the date the Policy is issued or such other date the applicant requests. The Policy Date is used to determine Policy Anniversaries, Policy Years and monthly Deduction Dates, which are significant for such things as when Policy charges are assessed. Depending on state law, a policy may be back-dated.

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B. CREDITING PREMIUM PAYMENTS.

CREDITING INITIAL PREMIUM PAYMENTS. The initial Premium Payment for each of the underlying Policies is generally submitted after the Company informs the broker that the application and all related paperwork are in good order and underwriting is completed. (Accordingly, there is no need for separate procedures regarding the return of Premium Payments in the event of application rejection.) The Owner or applicant must also submit a premium roster that instructs the Company as to the amount of premium to be allocated to each underlying Policy and the amount to be allocated to each Investment Option and/or Fixed Account under each Policy. When the Premium Payment is received, the Net Premium Payment is allocated according to the requirements of the law of the state in which the Policy is issued. Unless other agreements have been made with the Owner, if the Policy has been or will be issued in a state requiring return of the initial Premium Payment in the event of surrender and return of the Policy during the applicant's Right to Cancel Period, the Net Premium Payment will be temporarily transferred to the Money Market Portfolio until the expiration of the Right to Cancel Period. At the end of the applicant's Right to Cancel Period, the Contract Value in the Money Market Portfolio will be allocated to the Fixed Account and among the Investment Options selected by the applicant on the application or premium roster in the percentages indicated. If the Policy has been or will be issued in a state that does not require return of the initial Premium Payment in the event of surrender and return of the Policy during the applicant's Right to Cancel Period, the Company will allocate the Net Premium Payment to the Fixed Account and among the Investment Options selected by the applicant in the percentages indicated. When allocating the initial Premium Payment according to the application or premium roster, the Company will process it as of the next computed Accumulation Unit value of an Investment Option after determining that it and the application are in good order. The minimum initial Premium Payment the Company will accept is the amount necessary to pay the Monthly Deduction Amount due. The Company will return Premium Payments after five (5) business days if the premium roster is not submitted, or if there is a discrepancy as between the Premium Payment and the premium roster or within the premium roster itself. The Premium Payments will be held in a suspense account until the premium roster is submitted or the discrepancy resolved. The Company will contact the broker in an attempt to resolve any discrepancy.

CREDITING ADDITIONAL PREMIUM PAYMENTS. The Policy allows Owners to choose the amount and frequency (e.g., monthly, semi-annually, annually) of making Premium Payments within certain guidelines ("Planned Premium"). The amount of Premium Payments will vary based on factors including the age, sex, and rating classification of the Insured. If received by 4:00 p.m. Eastern Time(1) by the Company, the Net Premium Payment will be placed in and credited to the Fixed Account and/or Investment Option as directed by the Owner, on the date received by the Company. If there is an allocation to an Investment Option and the date received is not a Valuation Date, the amounts will be placed in and credited to the Investment Option on the next Valuation Date. For allocations to Investment Options the Company determines the number of Accumulation Units to be credited by dividing the dollar amount allocated to the Investment Option by the Investment Option's Accumulation Unit value as of the next computed Accumulation Unit value of the Investment Option following its receipt. Premium Payments received after 4:00 p.m. Eastern Time by the Company will be processed as of the next Valuation Date. In order to credit Premium Payments, the Owner must also submit a premium roster that details the amount of Premium Payment to be allocated to each underlying Policy, and the amount to each Investment Option within each Policy (unless the owner has entered into an agreement with us to have their premiums applied without sending a premium roster each time). Premium Payments submitted without the premium roster will not be credited until the premium roster is received, subject to any agreements between the Owner and the Company. The Company will return Premium Payments after five (5) business days if the premium roster is not submitted, or if there is a discrepancy as between the Premium Payment and the premium roster or within the premium roster itself. The Premium Payments will be held in a suspense account until the premium roster is submitted or the discrepancy resolved. The Company will contact the broker in an attempt to resolve any discrepancy.

Prior to the Maturity Date, an Owner may request a change in the amount and frequency of Planned Premium Payments. Owners may also make unscheduled Premium Payments as long as receipt of such payments or change would not disqualify the Policy as life insurance under applicable federal tax laws. The Company reserves the right to require evidence of insurability before accepting any additional Premium Payment that would increase insurance coverage. Owners may change their Premium Payment allocation instructions by


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(1) The New York Stock Exchange may close earlier than 4:00 p.m. on days before holidays or when other conditions apply. Such earlier time shall serve as the cutoff time for purposes of determining which days' closing price to apply to a transaction involving the purchase or redemption of Accumulation Units.

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making written request to the Company (or any other notification the Company deems satisfactory). Allocation changes will be effective on the date the Company records the change. Any future Premium Payments will be allocated in accordance with the new allocation instructions, unless the Company receives contrary written instructions.

METHODS OF PREMIUM PAYMENTS. The Company will accept Premium Payments only by check, direct checking account deduction (including automated clearinghouse funds, ACH, and electronic funds transfers, EFT), or wire transfer. Traditional paper check payments must be mailed to the location indicated in the prospectus for the Policy. The Company does not accept third-party checks. ACH and EFT payments will be credited at the price next computed after the Company initiates the draw on the payment.

OVERPAYMENTS AND UNDERPAYMENTS. A message is generated to the Institutional Life Products team during the nightly cycle detailing any Premium Payments and corresponding Policies that have created a modified endowment contract (a "MEC"). Agents and Owners are notified via a letter detailing the steps necessary to reverse the MEC status if desired.

In the case of underpayment, if the Cash Surrender Value on a monthly Deduction Date is less than the Deduction Amount to be deducted on that date, the Policy will be in default and a Grace Period will begin. The Company will notify the Owner of the required Premium Payment that must be paid before the end of the Grace Period.

C. PREMIUM PAYMENTS DURING A GRACE PERIOD AND PREMIUM PAYMENTS UPON
   REINSTATEMENT.

PREMIUM PAYMENTS DURING A GRACE PERIOD. If the Cash Surrender Value on a monthly Deduction Date is less than the Deduction Amount due on that date, the Policy will be in default and a Grace Period will begin. Thirty (30) days after the default happens, the Company will send a lapse notice to the Owner's last known address stating the amount required to keep the Policy in effect and date by which the amount due must be received, which date is 31 days after the date of the lapse notice. The Policy does not lapse, and the insurance coverage continues, until the expiration of this Grace Period. Failure to submit a sufficient Premium Payment within the Grace Period will result in lapse of the Policy without value or benefit payable. If there is an Outstanding Loan, the Company will treat any payment that is received during the Grace Period that is equal to or less than the amount of the Outstanding Loan as a repayment of the Outstanding Loan and not as an additional Premium Payment unless the Owner directs otherwise. In doing so, the Company will transfer the assumed loan repayment amount from the Contract Value held in the Loan Account to the Investment Option and/or Fixed Account, thereby increasing the Cash Surrender Value and potentially preventing a lapse. Loan repayments will be allocated among the Investment Options using the fund allocation factors in effect on the date of the repayment.

PREMIUM PAYMENTS UPON REINSTATEMENT. A Policy that lapses without value (and has not been surrendered for cash) may be reinstated at any time within three years from the date on which the Monthly Deduction Amount was last paid by submitting
(i) evidence of the Insured's insurability satisfactory to the Company, (ii) payment of a required Premium Payment equal at least to all past due Monthly Deduction Amounts plus an amount equaling the next three Monthly Deduction Amounts (subject to state law), and (iii) repayment of any Outstanding Loan against the Policy that existed at the end of the Grace Period. During underwriting, the Premium Payment received will be held in a suspense account. Upon reinstatement, the Contract Value on the date of reinstatement will be the amount provided by the Premium Payment less charges plus any Contract Value as of the date of lapse. The allocation of the Contract Value will be based on the allocation instructions in effect at the start of the Grace Period, unless the Owner instructs otherwise.

D. ALLOCATIONS OF NET PREMIUM PAYMENTS BETWEEN THE SEPARATE ACCOUNT AND THE FIXED ACCOUNT.

THE SEPARATE ACCOUNT. An Owner may allocate Net Premium Payments to one or more of the Investment Options of the Separate Account. Investment Options may be added or deleted from time to time. When an Owner allocates an amount to an Investment Option (either by Net Premium Payment allocation, transfer of Contract Value, or repayment of an Outstanding Loan), the Policy is credited with Accumulation Units in that Investment Option. The Company determines the number of Accumulation Units by dividing the dollar amount allocated or transferred to the Investment Option by the Investment Option's Accumulation Unit value as of the next Valuation Date after the Company receives the request. When an allocation is made by way of transfer of Contract Value from another Investment Option, Accumulation Units are deleted from that Investment Option. The number deleted is determined in the same manner as if an investment in the Investment Option was being

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made. Transfers between Investment Options will result in the addition or reduction of Accumulation Units having a total value equal to the dollar amount being transferred to or from a particular Investment Option.

ACCUMULATION UNIT VALUE. An Accumulation Unit value varies to reflect the investment experience of the underlying Fund, and may increase or decrease from one Valuation Date to the next. The Company arbitrarily set the Accumulation Unit value for each Investment Option at $1 when it established the Investment Option. For each Valuation Period after the date of establishment, the Company determines the Accumulation Unit value by multiplying the Accumulation Unit value for an Investment Option for the prior Valuation Period by the net investment factor for the Investment Option for the Valuation Period.

NET INVESTMENT FACTOR. The net investment factor is an index the Company uses to measure the investment performance of an Investment Option from one Valuation Period to the next. The Company determines the net investment factor for any Valuation Period by dividing (a) by (b) and then subtracting (c) where:

(a) is:

     1. the net asset value per share of the Fund held in the Investment Option as of the Valuation Date; plus

     2. the per-share amount of any dividend or capital gain distribution on shares of the Fund held by the Investment Option if the ex-dividend date occurs in the Valuation Period just ended; plus or minus

     3. a per-share charge or credit, as we may determine on the Valuation Date for tax reserves; and

(b) is:

     1. the net asset value per share of the Fund held in the Investment Option as of the last prior Valuation Date; plus or minus

     2. the per-share or per-unit charge or credit for tax reserves as of the end of the last prior Valuation Date; and

(c) is the applicable Investment Option described for the Valuation Period.

The net investment factor may be more or less than, or equal to, one.

THE FIXED ACCOUNT. The Company offers a Fixed Account on some of the Policies. There are transfer restrictions on the Fixed Account described in the prospectus. Subject to certain restrictions as to frequency of transfers and amount, Owners may also allocate Net Premium Payments to the Fixed Account. The Company credits the portion of Contract Value allocated to the Fixed Account with interest at not less than 3% per year.

ALLOCATIONS BETWEEN THE SEPARATE ACCOUNT AND THE FIXED ACCOUNT. Net Premium Payments are allocated to the Investment Options or the Fixed Account in accordance with the following procedures:

         GENERAL. In the application for the Policy, the Owner specifies the percentage of Net Premium Payments to be allocated to each Investment Option of the Separate Account and/or to the Fixed Account. The percentage of each Net Premium Payment that may be allocated to any Investment Option and the sum of the allocation percentages, including the Fixed Account, must be 100%. Such allocation percentages may be changed at any time by the Owner submitting satisfactory notice to the Company.

         ALLOCATIONS DURING THE RIGHT TO CANCEL PERIOD. After underwriting (if applicable), and during the Right to Cancel Period, and unless otherwise agreed to by the Owner, all Net Premium Payments which the application specifies should be allocated to the Investment Options will be allocated according to whether the law of the state where the Policy is to be issued requires return of Premium Payments less withdrawals if the Right to Cancel is exercised, or permits the return of Contract Value plus any charges deducted. If the former, amounts allocated to the Separate Account and to the Fixed Account in the application will be temporarily transferred to the Money Market Portfolio until the Right to Cancel Period is ended. If the latter, amounts will be allocated as between the Separate and Fixed Accounts according to the Owner's directions in the application.

         ALLOCATIONS AFTER THE RIGHT TO CANCEL PERIOD. Unless otherwise specified by the Owner, additional Net Premium Payments received after the Right to Cancel Period ends will be credited to the Policy and

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         allocated to the Investment Options and/or Fixed Account in accordance with the allocation percentages in effect on the Valuation Date that the Premium Payment is received.

E. LOAN REPAYMENTS AND INTEREST REPAYMENTS.

REPAYING LOANS. The Owner may repay all or part of Outstanding Loans while the Policy is in force and the Insured is living by sending the repayment to the Company's Home Office. (Outstanding Loans include the sum of all outstanding loans plus accrued interest under the Policy.) The minimum loan repayment is shown in the Policy Summary. If the Grace Period has expired and the Policy has terminated, any Outstanding Loan that exists at the end of the Grace Period may not be repaid unless the Policy is reinstated. Unless specified otherwise, an amount equivalent to a loan repayment will be transferred from the Loan Account to the Investment Options in proportion to the Contract Value in each Investment Option in which the Owner is invested. If Fixed Account Contract Value was used to make the loan, any repayment will be credited to the Fixed Account in proportion to the Fixed Account value to the Policy's Contract Value as of the date the Company received the loan request.

INTEREST ON LOAN ACCOUNT. Interest on loans accrues daily at the Loan Interest Rate shown in the Policy Summary. The accrued interest is due on each Policy Anniversary. If loan interest is not paid when due, an amount equal to the interest due will be transferred pro-rata from the Investment Options to the Loan Account and added to the amount of the loan.

F. RETURN OF PREMIUM PAYMENTS AND LOAN REPAYMENTS.

If the Company is unable to apply Premium Payments and/or loan repayments because they are not in good order (e.g., Investment Options improperly identified, Policy number incorrect), the Institutional Life Products Operations team will attempt to contact the broker to resolve. The Premium Payments or loan repayments will be held in a suspense account until the discrepancy is resolved. If there is no resolution of the discrepancy or ambiguity in five (5) business days, the Company will refund the payment.

II. TRANSFER PROCEDURES

A. TRANSFERS AMONG THE INVESTMENT OPTIONS.

After the Right to Cancel Period, the Owner may direct that Contract Value under the Policy be transferred from one Investment Option to another. Currently, there is no charge for transfers. However, the Company reserves the right to charge a maximum of $10 per transfer after the first six in a Policy Year. In addition, though the number of transfers is not currently limited, the Company reserves the right to restrict or eliminate the ability to make transfer of those it believes are engaged in market timing or excessive trading. Transfer requests received at the Company's Home Office that are in good order before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business. Transfer requests received on a non-business day or after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. The Company allows written transfer requests, including fax and e-mail. The fax machine in the Institutional Life Products Operations area uses a date- and time-stamp. E-mail contains date and time indicators. The Company may permit arrangements between distributors and its third-party administrator, Andesa, Inc., for automated feed of transactions. Such automated feed contains date and time indicators. Telephone transfers are not permitted.

B. TRANSFERS FROM THE FIXED ACCOUNT TO THE INVESTMENT OPTIONS.

Transfers from the Fixed Account must be made within 30 days after a Policy Anniversary or semi-anniversary (i.e., the date which is six months after a Policy Anniversary). The Company reserves the right to limit the amount transferred from the Fixed Account to the Investment Options to 25% of the Contract Value in the Fixed Account.

C. TRANSFERS FROM THE INVESTMENT OPTIONS TO THE FIXED ACCOUNT.

Transfers to the Fixed Account may not be made prior to the first Policy Anniversary or within 12 months of any prior transfer. The Company reserves the right to restrict the amount transferred to the Fixed Account to 20% of the portion of the Contract Value attributable to the Investment Options at the end of the prior Valuation Period. The Company further reserves the right to refuse transfers to the Fixed Account if the Fixed Account is greater than or equal to 30% of the Contract Value. The Company reserves the right to limit the number of transfers

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between the Fixed and Separate Account to two within a Policy Year. Transfers must be made within 30 days after the Policy Anniversary or semi anniversary.

D. OPTIONAL TRANSFER PROGRAMS.

DOLLAR-COST AVERAGING. The Company makes available an optional dollar-cost averaging (DCA) program through which the Owner may transfer a set dollar amount systematically on a monthly or quarterly basis from any Investment Option to any other available Investment Option. (This program may not be available with all Policies.) The minimum transfer amount is $100, and there must be a minimum of $1,000 of Contract Value to enroll in the DCA program. The Company will date- and time-stamp the form requesting participation in the DCA program when received. Once elected, dollar-cost averaging remains in effect from the date the Company receives the Owner's request until the Owner surrenders the Policy, the value of the Investment Option from which transfers are being made is depleted, or until the Owner cancels the program by giving satisfactory notice. The Company requires 30-days advance notice of any change in automated transfer instructions that are currently in place. There is currently no additional charge for dollar-cost averaging and transfers under this program are not considered transfers for purposes of market timing or excessive trading or the transfer charge.

PORTFOLIO REBALANCING. An optional automatic portfolio rebalancing program is available. (This program may not be available with all Policies.) The Owner may elect this option by completing the Company's rebalancing form. Owners may instruct the Company to rebalance their Separate Account portfolios on a calendar quarter, semi-annual, or annual basis. On the rebalancing date, portfolios will be returned to the Owner's original allocation percentages. Owners may start and stop rebalancing at any time and make changes to allocation percentages by written request. Requests will be effective on the Valuation Date on which received at our Home Office; if received on other than a Valuation Date the request will be effective on the next Valuation Date. There is currently no additional charge for this program and transfers under this program are not considered transfers for purposes of market timing or excessive trading or the transfer charge.

E. TRANSFER ERRORS.

In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts transferred among the Investment Options and Fixed Accounts, except for de minimis amounts.

In the unlikely event a non-de minimis transfer error is made, the Company will complete an undo-redo transaction and correct the transfer as of the original request date making the Owner whole. The Company will bear any loss resulting from the error.

III. REDEMPTION PROCEDURES

A. RIGHT TO CANCEL RIGHTS.

The Policy provides for an initial Right to Cancel Period during which an Owner may cancel the Policy by returning it to the Company or to an agent of the Company before the end of certain periods of time shown on the front of the Policy. The Right to Cancel Period may be longer in some states than in others. Upon returning the Policy to the Company or to an authorized agent for forwarding to the Company's Home Office, the Policy will be deemed void from the beginning. Within seven (7) days after the Company receives the cancellation request and Policy, the Company will refund the Premium Payments paid if required by state law, otherwise, the Company will refund an amount equal to the sum of (1) the difference between the Premium Payments paid, including any fees or charges, and the amounts allocated to the Investment Options, (2) the value of the amounts allocated to the Investment Options on the date on which the Company receives the returned Policy, and (3) any fees and other charges imposed by the Company on amounts allocated to the Investment Options. With respect to any investment in the Investment Options, the redemption will be priced at the Accumulation Unit value next computed after receipt of the cancellation request at the designated address.

B. FULL SURRENDERS.

The Owner may surrender the Policy at any time while it is in force for its Cash Surrender Value by giving the Company satisfactory notice. The Cash Surrender Value on any Valuation Date is the Contract Value less any Outstanding Loans. Surrender requests received at the Company's Home Office that are in good order and date- and time-stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business (unless the Owner requests a later date). Surrender requests received on a non-

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business day or date- or time-stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. When a surrender of a Policy is made, the Company will pay the Cash Surrender Value out of its general assets. An amount equal to the interest of the Policy will be transferred from the Separate Account to the Company's general account as of the effective date of the surrender. Once a Policy is surrendered, it can never be reinstated.

C. PARTIAL SURRENDERS OF CONTRACT VALUE.

Owners may also request a partial surrender (withdrawal) of Contract Value from the Policy. The minimum amount is $500. The partial surrender request will be date- and time-stamped. Surrender requests received at the Company's Home Office that are in good order and date- and time-stamped before 4:00 p.m. Eastern Time will be processed according to the values next computed following the close of business (unless the Owner requests a later date). Surrender requests received on a non-business day or date- or time-stamped after 4:00 p.m. Eastern Time will be processed based on the value(s) next computed on the next business day. Unless the Owner specifies otherwise, the Company will make withdrawals proportionately from the Fixed Account and all Investment Options in which the Owner is invested. A withdrawal from the Fixed Account greater than the proportion of the Fixed Account to the Contract Value is not permitted. The Company will pay the requested amount within seven (7) days of its receipt of the request in good order.

Partial surrenders will reduce the Policy's death benefit as well as its Contract Value and Amount Insured. The Company will reduce the Stated Amount by the amount necessary to prevent any increase in Coverage Amount.

D. LAPSES.

If the Cash Surrender Value on a monthly Deduction Date is less than the Monthly Deduction Amount, the Policy is in default and a Grace Period begins. Thirty
(30) days after the default, the Company will send a lapse notice to the Owner's last known address. The notice will state the minimum amount of Premium Payment necessary to maintain the Policy in force and the date by which the payment must be made. The Policy will terminate with no value unless this payment is made within 31 days of the date of the notice.

E. DAILY DEDUCTIONS AGAINST THE SEPARATE ACCOUNT.

The Company deducts a current daily charge for mortality and expense risks from the Contract Value in the Investment Options (but not the Fixed Account). The mortality risk assumed under the Policy is that the Insured may not live as long as expected. The expense risk charge assumed is that the expenses incurred in issuing and administering Policies may be greater than expected. In addition, a portion of the mortality and expense risk charge may be used to pay sales commissions and expenses. The current mortality and expense risk charges along with the maximum (guaranteed basis) mortality and expense charges that can be assessed are shown in the Fee Table section of each Policy's prospectus.

F. MONTHLY DEDUCTIONS.

On each monthly Deduction Date redemptions in the form of deductions will be made from Contract Value for the Monthly Deduction Amount. We make these deductions by surrendering Accumulation Units.

The Deduction Amount will be charged monthly against each Investment Option and the Fixed Account in proportion to the value of each Investment Option and the Fixed Account on each monthly Deduction Day.

The Monthly Deduction Amount equals:

     o   The Cost of Insurance Charge (described below), plus

     o   The Policy Administrative Expense Charge, plus

     o   Charges for any Riders.

The Cost of Insurance Charge is the actual current monthly charge that the Company deducts from an Owner's Contract Value. The actual monthly charge will not exceed the maximum or guaranteed cost of insurance rates shown on the Policy Summary page. This charge is calculated as a percentage of Contract Value of the date of deduction and depends on a number of variables including age and rate class of the Insured. On the Policy Date, and monthly thereafter, the Company deducts the current cost of insurance charge in proportion to the Investment Options and Fixed Account in which an Owner is invested.

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The Cost of Insurance Charge will vary from Policy to Policy. However, the
Company will apply any charge it makes on a uniform basis for Insureds of the same risk class and attained age.

On the Policy Date, and monthly thereafter, the Company deducts the Policy Administrative Expense Charge in proportion to the Investment Options and Fixed Account in which an Owner is invested.

The current Cost of Insurance Charge, Policy Administrative Expense Charge, and applicable Rider charges, along with their corresponding maximum (guaranteed basis) charges that can be assessed, are shown in the Fee Table section of each Policy's prospectus

G. CHARGES AGAINST PREMIUMS.

The Company deducts a Front-End Sales Expense Charge from each Premium Payment before allocating what remains of that Premium Payment (Net Premium Payment) among the Investment Options and Fixed Account. The charge is intended to help defray the Company's costs for sales and marketing expenses, including commission payments to its sales agents. Currently, 2.25% of the Front-End Sales Expense Charge is designed to compensate the Company for state premium taxes. These taxes vary from state to state and currently range from 0.75% to 3.50%. Because there is a range of premium taxes, an Owner may pay a premium charge that is higher or lower than the premium tax actually assessed or not assessed against the Company in his or her jurisdiction. Likewise, 1.25% of the Front-End Sales Expense Charge is designed to compensate the Company for federal taxes (federal deferred acquisition cost charge) associated with the receipt of premium, which cost is borne by the Owner.

The current Front-End Sales Expense Charge along with the maximum (guaranteed basis) Front-End Sales Expense charges that can be assessed are shown in the Fee Table section of each Policy's prospectus

H. DEATH BENEFIT.

The Death Benefit under the Policy (Amount Insured determined as of date of death less any unpaid Monthly Deduction Amount, any Outstanding Loans, and any amount payable to an assignee under a collateral assignment) is generally payable in a lump sum to the Policy beneficiary(ies) within seven days of the Company's receipt of satisfactory proof of the Insured's death. The Company may defer payment of proceeds that exceed the Contract Value for up to six months from the date of the request for payment. The Company will pay the Death Benefit out of its General Account. If required by state law, the amount payable will include interest from the date of death. In addition to adjustments for Outstanding Loans and collateral assignments, the amount of Death Benefit actually paid to the Policy beneficiary(ies) may be adjusted to reflect suicide by the Insured within two years after the Issue Date of the Policy (see O. SUICIDE, below) and/or any material misstatements in the Policy application as to age or sex of the Insured (see M. MISREPRESENTATION OF AGE OR SEX, below).

Owners may choose from three Death Benefit options. (Travelers Corporate Benefit Life does not offer Death Benefit Option 3.) As long as the Policy remains in effect, the Company guarantees that the Death Benefit under any Option will be at least the current Stated Amount of the Policy less any Outstanding Loan and Monthly Deduction Amount. The Amount Insured under any Option may vary with the Contract Value of the Policy. Option 1 is a Level Option. The Amount Insured will be equal to the Stated Amount of the Policy or, if greater, a specified multiple of Contract Value (the "Minimum Amount Insured"). Option 2 is a Variable Option. The Amount Insured will be equal to the Stated Amount of the Policy plus the Contract Value (determined as of the date of the Insured's death) or, if greater, the Minimum Amount Insured. Option 3 is an Annual Increase Option. The Amount Insured will be equal to the greater of the Minimum Amount Insured or the sum of (a) plus (b) where (a) is the Stated Amount of the Policy and (b) is the greater of zero and the lesser of (i) and (ii) where (i) is the Option 3 maximum increase shown on the Policy Summary and (ii) is the total Premium Payments less partial surrenders accumulated at the interest rate shown on the Policy Summary

Owners may change the Death Benefit option after the first Policy Year by sending a written request to the Company. (However, changes to Option 3, or from Option 3 to Option 2 are not permitted.) This change could affect future values of Net Amount at Risk, and with some Option 2 to Option 1 changes involving substantially funded Policies, there may be a cash distribution that is included in the gross income of the Owner.

Consequently, the Cost of Insurance Charge that is based on the Net Amount at Risk may be different in the future. If the change is from Option 2 to Option 1, the Stated Amount of the Policy will be increased by the Cash Value (determined on the day the Company receives the written change request or on the date the change is requested to become effective, if later). If the change is from Option 1 to Option 2, the Stated Amount of the Policy will be decreased by the Cash Value (determined on the day the Company receives the written change request) so that the Death Benefit payable under Option 2 at the time of the change will equal that which would have been payable under Option 1. A person who wishes a level Net Amount at Risk and an increasing Death Benefit may choose to change from Option 1 to Option 2. Likewise, a person who wishes a level Death Benefit and a decreasing Net Amount at Risk would choose Option 1, not Option 2. No change from Option 1 to Option 2 will be permitted if the change results in a Stated Amount of less than the minimum amount of $50,000. A change from Option 1 to Option 2 is also subject to underwriting.

An Owner may request in writing that the Stated Amount of the Policy be increased or decreased, provided that the Stated Amount after any decrease may not be less than the minimum amount of $50,000. For purposes of determining the cost of insurance charge, a decrease in the Stated Amount will reduce the Stated Amount in the following order:

     1)  against the most recent increase in the Stated Amount;

     2)  to other increases in the reverse order in which they occurred;

     3)  to the initial Stated Amount

A decrease in Stated Amount in a substantially funded Policy may cause a cash distribution that is included in the gross income of the Owner.

For increases in the Stated Amount, the Company may require a new application and evidence of insurability. The effective date of any increase will be as shown on the new Policy Summary which the Company will send to the Owner. The effective date of any increase in the Stated Amount will generally be the monthly Deduction Date next following either the date of a new application, or if different, the date requested by the Owner. There is an additional Per Thousand of Stated Amount Charge associated with a requested increase in Stated Amount. There is no additional charge for a decrease in Stated Amount.

I. BENEFITS AT MATURITY.

If the Insured is living on the Maturity Date (the anniversary of the Policy Date on which the Insured is age 100), the Company will pay the Owner the Contract Value less any Outstanding Loan, any Monthly Deduction Amount due and unpaid, and any amounts payable to an assignee under a collateral assignment of the Policy. The Policy will terminate and the Company will have no further obligations under the Policy.

J. POLICY LOANS.

While the Policy is in force, and after the Right To Cancel Period has ended, the Owner may borrow from the Company using the Policy as collateral security. The minimum loan amount is $500, except where state law requires a different minimum. The maximum amount that may be borrowed is 100% of the Policy's Cash Surrender Value as of the date the Company receives the written loan request in good order. Upon receipt, the loan request will be date- and time-stamped. The Company will process the loan request using the Accumulation Unit value next computed after receipt of the properly completed loan request. The Company transfers an amount equal to the loan requested pro rata from the Contract Value in the Investment Options to the Loan Account. (Loan amounts will be transferred from the Fixed Account only when insufficient amounts are available in the Investment Options.) The Company normally pays the amount of the loan within seven (7) days of receipt of the written loan request, but may postpone the payment of the loan under certain conditions.

LOAN REPAYMENT. Owners may repay all or part of their loans at any time while their Policies are in force during the Insured's lifetime. There is no minimum payment amount. The Company will process the repayment using the Accumulation Unit value next computed after receipt of the repayment in good order. If the Grace Period has expired and the Policy has terminated, any Outstanding Loan(s) that exists at the end of the Grace Period may not be repaid unless the Owner reinstates the Policy.

Unless an Owner requests otherwise, the Company applies any payment received while there is an Outstanding Loan on the Policy as follows: first, towards repayment of any loan interest due; next, towards repayment of loan principal; and last, as a Premium Payment to the Policy. The Company deducts the amount of the repayment from the Loan Account and credits the payment to the Investment Options based on which Investment Options the Owner took the loan from. If Fixed Account Contract Value was used to make the loan, any repayment will be credited to the Fixed Account in proportion to the Fixed Account value to the Policy's Contract Value as of the date the Company received the loan request.

LOAN INTEREST. Interest on a loan accrues daily at an annual effective rate of 5.00%. The accrued interest is payable in arrears at the end of each Policy Year. If not paid when due, it is added to the amount of the loan. The Company will transfer an amount equal to the unpaid loan interest pro rata from the Investment Options to the Loan Account as security for the loan.

INTEREST CREDITED. The portion of Contract Value represented by the Loan Account will earn interest daily at a rate guaranteed to be not less than 4% per year in arrears. Currently, the annual effective loan interest rate credited is 4.40% in years 1-10, 4.60% in years 11-20, and 4.75% in years 21 and after.

EFFECTS OF A LOAN. When a loan is taken, the Company transfers funds proportionately from the Investment Options in which the Owner is invested to the Loan Account. The Company also transfers any loan interest that becomes due that is not paid from the Investment Options to the Loan Account. Since the Company transfers the amount borrowed from the Investment Options, a loan whether or not repaid, will have a permanent effect on Cash Surrender Value and may have a permanent effect on the Death Benefit. This is because the Loan Account does not share in the investment results of the Investment Options. Rather, the Loan Account earns interest daily at a specified crediting rate. Depending on how the investment results compare to the crediting rate, this effect may be favorable or unfavorable. This is true whether the loan is repaid or not. If not repaid, the loan will reduce the amount of death benefit.

K. EMERGENCY PROCEDURES AFFECTING TRANSACTIONS; ANTI-MONEY LAUNDERING AND ANTI-TERRORISM PROCEDURES.

The Company will normally pay any death benefits, loan, partial surrender, or full surrender proceeds in a lump sum within seven (7) days after receipt at its Home Office of all requirements. However, the Company may delay making payments for a period not to exceed six (6) months, if in its reasonable judgment, such delay is necessary for the orderly liquidation of assets invested in an Investment Option. Furthermore, the Company may postpone any payment involving a determination of Contract Value in any case whenever:

              1. The New York Stock Exchange ("NYSE") or any stock exchange in which an Investment Option invests is closed (except for customary holiday or weekend closings), or trading on the NYSE or other stock exchange is restricted as determined by the SEC or equivalent authority; or

              2. In our reasonable judgment, we determine that a state of emergency exists so that valuation of the assets in an Investment Option or disposal of securities is not reasonably practicable.

Allocations and transfers to, and deductions and transfers from, an Investment Option may be postponed as described in 1. and 2. above.

The Company may defer payment of proceeds from the Fixed Account for surrenders, loans or transfer requests for up to six (6) months from the date the request is received, if permitted by state law. In addition, federal laws designed to counter terrorism and prevent money laundering might require the Company to block an Owner's ability to make certain transactions and thereby refuse to accept any request for transfers, surrenders, partial surrenders, or death benefits until instructions are received from the appropriate regulator. These procedures are described in more detail in "Underwriting," above.

L. REDEMPTION ERRORS.

In accordance with industry practice, the Company has established procedures to address and to correct errors in amounts redeemed from the Investment Options and the Fixed Account, except for de minimis amounts. The Company will assume the risk of any non-de minimis errors caused by the Company.

M. MISSTATEMENT OF AGE OR SEX.

The Company may require proof of age or sex of any person on whose age or sex any payments depend. If the age or sex of the Insured has been misstated, the benefits will be those that the Premium Payments would have provided for the correct age or sex.

N. INCONTESTABILITY.

The Company will not contest the payment of the Death Benefit after the Policy has been in force during the Insured's lifetime for two years from the Issue Date. If the Policy is reinstated, the two-year period will be measured from the date of reinstatement. For any increase in Stated Amount requiring evidence of insurability, the Company will not contest payment of the Death Benefit based on such increase after it has been in force during the Insured's lifetime for two years from its effective date.

O. SUICIDE.

If the Insured commits suicide, while sane or insane, within two years from the Issue Date, the Company will not pay the Death Benefit normally payable on the Insured's death. Instead, the Company will limit the payment to the Premium Payments paid less (i) the amount of any partial surrender and (ii) the amount any Outstanding Loan. During the two-year period following an increase, the portion of the Death Benefit attributable to the increase in the case of suicide will be limited to an amount equal to the Deduction Amount paid for such increase (subject to state law), and if the policy is reinstated, the two-year period will be measured from the date of reinstatement.

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